EXHIBIT 11

COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended September 30,		Nine Months Ended September 30,
	2002	2001	2002	2001
Diluted net income (loss) per share:
Net income (loss) to common Shareholders	$1,650,000	$(4,428,000)	$11,807,000	$(11,151,000)

Average number of shares outstanding	9,764,343	10,507,413	9,997,472	10,507,413
Net effect of dilutive stock options based on treasury stock method	13,500	—	13,500	—
Net effect of dilutive put option agreements based on the reverse treasury method	129,722	—	110,540	—
Total average shares	9,907,564	10,507,413	10,121,512	10,507,413

Diluted net income (loss) per share	$0.17	$(0.42)	$1.17	$(1.06)